

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 13, 2017

Jacqui Irvine
General Counsel & Company Secretary
Henderson Group plc
201 Bishopsgate
EC2M 3AE
United Kingdom

> **Re:** **Henderson Group plc**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted February 28, 2017**
> **CIK No. 0001274173**

Dear Ms. Irvine:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page Disclosure

1.   We note that the revised disclosure in the third paragraph refers to the option granted to Dai-ichi as a "dilutive instrument issued to Dai-ichi in connection with the merger." Consistent with disclosures throughout the filing, please refer to the instrument as conditional options granted to Dai-ichi, which are subject to the closing of the merger and Henderson shareholders' approval. Refer to your "Option Agreement" disclosure on page 169.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 262

2.   We note your disclosure on page F-60 (Note 21. Subsequent Events) that you declared a final 2016 dividend of 7.30p per share. Please revise to include a pro forma adjustment reflecting the distribution accrual and provide corresponding disclosure in the related footnotes.

3.   We note from your tabular presentation on page 47 that Janus declared $0.11 common stock dividend for the first quarter of 2017. Please revise to include a pro forma adjustment reflecting the distribution accrual and provide corresponding disclosure in the related footnotes.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Pro forma adjustments related to the Merger

(e) Reclassification of derivative instruments on convertible debt, page 272

4.   We note your pro forma adjustments relating to the Janus convertible debt and derivative instruments on convertible debt described in notes 4(b)(iii) and 4(e). We also note that as a result of the merger, the derivative instruments together with the conversion options on the convertible debt will be reclassified out of equity. Please provide us with your analysis supporting liability classification (i.e. for the convertible debt, conversion options and derivative instruments on the convertible debt), including the guidance supporting your conclusion.

Note 5. Pro forma earnings per share, page 273

5.   We note that your historical basic and diluted earnings per share were calculated using the two-class method. It is not clear to us, however, if you allocated a portion of the pro forma earnings to participating securities under the two-class method in your pro forma earnings per share calculation. Please clarify and revise as necessary.

Audited Consolidated Financial Statements of Henderson

Consolidated Balance Sheet, page F-3

6.   We note the dividend distribution and reclassification of retained earnings that will occur after your balance sheet date, as discussed in the subsequent events footnote on page F-60. Please revise to include a pro forma balance sheet reflecting the distribution accrual and retained earnings reclassification alongside the historical balance sheet presented here within.

Consolidated Statement of Changes in Equity, page F-6

7.   We note your response to comment 5 that you intend to account for the change prospectively with a cumulative reclassification adjustment upon approval of the amendment. Please tell us how you evaluated this change within the scope of ASC 250 and why retrospective application to all periods presented is not required.

Exhibit 8.1 – Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

8.   Please have tax counsel revise the second full paragraph on page 2 to remove the assumption in the second sentence that the merger will qualify as a reorganization within the meaning of section 368 of the Code, as it is inappropriate to assume any legal conclusion underlying the opinion. Counsel may assume that section 367(a)(1) of the Code does not require recognition of gain or specific facts as of the closing date that are currently unknowable, but it may not assume that the merger will qualify as a Section 368 reorganization. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

9.   As a basis of the assumption that section 367(a)(1) of the Code would not require recognition of gain on the exchange of Janus' shares of common stock with Henderson' ordinary shares, in an appropriate section of the filing please include disclosure as the most recent practicable date disclosing whether or not the fair market value of Henderson equals or exceeds the fair market value of Janus, as specially determined for purposes of section 367 of the Code.

10.   It appears that you intend to provide a long form tax opinion, as contemplated by Section III.B.1 of Staff Legal Bulletin No. 19. Accordingly, please have counsel revise the opinion to include all the federal income tax consequences that are listed in the prospectus disclosure on page 133. A long-form opinion must capture the full tax opinion as summarized in the prospectus.

11.   We note the disclosure in the first paragraph on page 3 of counsel's opinion stating that "[t]his opinion is furnished to you solely for your benefit in connection with the filing of the Registration Statement and cannot be relied upon by any other person without our express written permission." Please have counsel remove the limitation on persons as inappropriate. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19.

You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Paul D. Tropp, Esq.